10 North High Street, Suite 200 West Chester, PA 19380	VIA EDGAR

June 12, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Ms. Irene Paik

Ms. Bonnie Baynes

Ms. Angela Connell

Re:	Verrica Pharmaceuticals Inc.

Registration Statement on Form S-1

File No. 333-225104

Acceleration Request

Requested Date:	Thursday, June 14, 2018
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-225104) (the “Registration Statement”) to become effective on June 14, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren K. DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, Divakar Gupta of Cooley LLP at (212) 479-6474, or Donald Shum of Cooley LLP at (212) 479-6529.

Very truly yours, Verrica Pharmaceuticals Inc.

By:	/s/ Ted White
Ted White
President and Chief Executive Officer

cc:	Ted White, Verrica Pharmaceuticals Inc.

Chris Degnan, Verrica Pharmaceuticals Inc.

Divakar Gupta, Cooley LLP

Brent Siler, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP